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www.lw.com

# LATHAM&WATKINS<sup>LLP</sup>

FIRM / AFFILIATE OFFICES

| | |
|---|---|
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| Chicago | Orange County |
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October 27, 2005

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

> **Re:** **Cbeyond Communications, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 16, 2005, as amended to date**
> **File No. 333-124971**

Dear Mr. Spirgel:

In connection with the offering (the "Offering") by Cbeyond Communications, Inc. (the "Company") pursuant to the above-referenced Registration Statement, the underwriters of the Offering have informed us that, due to present market conditions, it would be advisable to reduce the price range of the Offering from $16.00 to $18.00 per share, as stated in the preliminary prospectus, to $13.00 to $14.00 per share and to increase the number of shares being offered by the Company in the Offering from 6,058,823 shares, as stated in the preliminary prospectus, to 6,104,575 shares.

The reduction of the initial public offering price will have the effect of decreasing the per share dilution to investors who purchase shares in the Offering. In particular, based on the midpoint of the original and revised price ranges for the Offering, the dilution in the net tangible book value to investors who purchase shares in the Offering will decrease from $13.00 per share to $10.28 per share.

The changes to the Offering will not affect the Company's leverage, use of proceeds or anticipated revenues. Based on the midpoint of the revised price range for the Offering, the net proceeds will be sufficient to repay all outstanding principal and accrued interest under the Company's credit facility, which was $62.9 million as of June 30, 2005, and terminate the facility. Any remaining balance of net proceeds from the offering will be applied to the Company's general corporate purposes, which include the Company's intention to expand into two additional markets by the end of 2009 based on the Company's debt-free status after giving effect to the offering. Because the changes to the Offering do not affect the Company's continued ability to repay and terminate its existing credit facility, the Company believes, and it has confirmed that the underwriters believe, that the changes to the preliminary prospectus included in Amendment No. 8 do not represent a material adverse change to the disclosure contained in the preliminary prospectus. The Company respectfully submits that, insofar as the Offering would generate sufficient net proceeds to repay and terminate its existing credit facility,

# LATHAM&WATKINS LLP

a decrease in the size of the Offering will not represent a material adverse change to the disclosure contained in the preliminary prospectus.

The underwriters have confirmed to the Company that they will orally inform their accounts of these changes to the Offering before the accounts are asked to commit to purchase. In particular, the underwriters have confirmed that they will contact their accounts and discuss with them the reduced offering price prior to the confirmation of purchase orders. In addition, the underwriters would propose to circulate electronically the revised preliminary prospectus to each of the accounts with whom the underwriters are currently discussing the Offering and to whom the underwriters have previously provided copies of the prior version of the preliminary prospectus. The underwriters have further advised that all of their confirmations of purchase orders will be accompanied by a final prospectus that has been amended to reflect the price and size of the Offering.

As a result, the Company confirms its request to be declared effective today.

If you have any questions or comments with regard hereto, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,



Joel H. Trotter
of LATHAM & WATKINS LLP

cc:     James F. Geiger
        J. Robert Fugate
            Cbeyond Communications, Inc.

        Michael J. Murdy
            Ernst & Young LLP

        Christopher L. Kaufman
            Latham & Watkins LLP

        John T. Gaffney
            Cravath, Swaine & Moore LLP